Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

June 24, 2020

Daniel Morris, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Starstream Entertainment, Inc. Offering Statement on Form 1-A Filed April 16, 2020 File No. 024-11197

Dear Mr. Morris,

On behalf of Starstream Entertainment, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 18, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Form 1-A

Cover Page

1. It appears that you have revised your risk factor disclosure at page 3 in response to our prior comment 1. Please also revise the cover page of the offering circular to disclose the voting preference of the Series B preferred and the percentage of the vote that will be controlled by your management if all or some of the shares are sold in the offering.

We have added the following to the Cover Page:

Carla Rissell, the Company’s Chief Executive Officer and sole member of the Company’s Board of Directors, is the owner of all of the outstanding shares of the Company’s Series B Preferred Stock. Series B Preferred shareholders have voting rights equal to four times the sum of: i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, plus ii) the total number of votes Preferred Series A holders are entitled. Thus, Ms. Rissell possesses significant influence and can elect a majority of our Board of Directors and authorize or prevent proposed significant corporate transactions. Ms. Rissell’s ownership and control of Series B Preferred Stock gives her the control of 80% of the Company’s voting shares regardless of the number of shares sold pursuant to this Offering.

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The Current Coronavirus Pandemic, page 5

2. We note your discussion of the general impact of COVID-19 on the global supply chain, market, and economies. Please also include management’s outlook for the near future and whether you expect the pandemic to have a material impact on your revenues in your current or future financial periods. If the pandemic required you to close your operations, please disclose that information and when you reopened, or expect to reopen, your operations.

We have added the following to the Page 5 and Management’s Analysis of Financial Condition and Results of Operations:

The COVID-19 pandemic did not require the closure of Company operations. The Company suspended onsite events in late March 2020, and began limited onsite events in May 2020. During the timeframe in which onsite events were suspended, Company management reallocated resources to the collection of outstanding receivables, client development and future event staff planning and events.

Management does expect a material downturn in revenues during Q1 and Q2 2020, due to the suspension of onsite events. Management’s outlook for the near-term business operations will mirror the overall continued reopening of business operations within the state of Florida, as a whole. For the Company to return to pre-COVID-19 levels of operation, it will be necessary businesses across the state of Florida to be allowed to return to full operations and capacities.

We are classified as a "smaller reporting company", page 10

3. Please revise your disclosure to describe your ongoing filing requirements after qualification under Regulation A. Also, please revise your risk factor to clarify that the company suspended its reporting obligations on October 6, 2014 and therefore is not currently a reporting company.

We have deleted the risk factor referencing the Company as a “smaller reporting company”. We have added the following to Risk Factors, page 5:

The reduced disclosure requirements applicable to our Company may make our shares less attractive to investors.

On October 6, 2014, the Company suspended its reporting obligation pursuant to Rule 15d-6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As an issuer utilizing Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), we will be subject to an ongoing reporting regime that will require us, in addition to annual reports and summary information about a recently completed offering, to file semiannual reports, current event reports, and, when eligible and electing to do so, notice to the SEC of the suspension of ongoing reporting obligations. However, we will not be subject to the reporting requirements of the Exchange Act and will not be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with respect to our business and financial condition, unless we elect to become subject to the Exchange Act. At this time we do not intend to elect to become subject to the Exchange Act. The reporting obligations for issuers utilizing Regulation A of the Securities Act is new, and potential investors may not view such reports as sufficient for their investment purposes or such reports may otherwise cause potential investors to not be interested in investing in our shares, each of which could have a negative effect on the price of our shares and our investors’ ability to sell their shares.

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Use of Proceeds, page 18

4. We note your response to prior comment 4 and re-issue in part. Please address how your operations may be limited if you are not able to sell all of the shares offered. In this regard, consider if, and how long, the timeline to achieve your immediate objectives will be altered or extended if you do not receive full offering proceeds. Additionally, we note that your tables on page 19 do not specify the amount to be devoted to working capital. Please advise or revise to clarify.

We have added the following to the Use of Proceeds section:

The Company’s current operations will not be limited if all of the share offered are not sold. The Company has the ability to continue to operate without any shares from the offering being sold. Proceeds from the offering will enable the company to expand operations and revenues to grow at a rate commensurate with the amount of shares from the offering being sold. Our immediate goals for growth will be very limited until such time as at least 25% of the offering is sold. As the Company reaches 25% of the offering sold, the Company will be able to acquire additional technology, assets and hire additional administrative and professional staff in order to achieve our objectives for growth.

Exhibits

5. We are unable to locate your response to prior comment 5; therefore we re-issue our prior comment on the exclusive forum and jury trial waiver provisions contained in your subscription agreement.

We have removed all references to the “jury trial” and “exclusive forum” provisions in our Subscription Agreement. Those provisions no longer are applicable. I am submitting a new and revised Subscription Agreement.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares

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